                                                                       Exhibit 2

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         The Company and Consolidated Cigar did not have a Compensation Committee prior to the Company's initial public offering of the Class A Common Stock (the "IPO"), completed on August 21, 1996. The Compensation Committee of the Company is presently comprised of Messrs. Gittis and Shriver, neither of whom is an officer or employee of the Company or its subsidiaries.

EMPLOYMENT ARRANGEMENTS

         Mafco Consolidated Group entered into an employment agreement (the "MCG Employment Agreement") with Mr. Folz with respect to an employment term commencing on July 1, 1995 and ending on December 31, 1998. Until August 1, 1996, Mr. Folz served the Company and Consolidated Cigar pursuant to the MCG Employment Agreement. As of August 1, 1996, Consolidated Cigar assumed the obligations of Mafco Consolidated Group under the MCG Employment Agreement with respect to a portion of the base salary and employee benefits to be provided to Mr. Folz under the MCG Employment Agreement and, simultaneously therewith, entered into a new employment agreement with Mr. Folz memorializing such assumption and expiring on December 31, 1999. The employment agreement provides for an initial base salary of $770,000 per year. In addition, Mr. Folz is eligible to receive annual performance bonus payments, subject to an annual maximum of $2 million, based on achievement by Consolidated Cigar of certain EBITDA targets, which bonus payments shall be made pursuant to the Consolidated Cigar Performance Bonus Plan, as set forth in his employment agreement. See "--Consolidated Cigar Performance Bonus Plan." After December 31, 1998, Consolidated Cigar may give notice of non-renewal, in which case the term of the agreement will be extended for a period of twelve months following such notice. From and after January 1, 2000, the term will be automatically extended day-by-day until Consolidated Cigar gives notice of non-renewal, in which case the term will be extended for a period of twelve months. In the event of Consolidated Cigar's breach, Mr. Folz is entitled to terminate the employment agreement; in that event, base salary, performance bonuses and benefits are to be paid for the remaining term of the employment agreement or, if longer and if no non-renewal notice has been given by Consolidated Cigar prior to that time, twelve months, offset by any other compensation Mr. Folz receives during this period. The Company may terminate the agreement, among other things, in the event of gross neglect or willful misconduct or breach by Mr. Folz of any material provision of the agreement.

         On August 1, 1996, Consolidated Cigar entered into an employment agreement with each of Messrs. DiMeola, Ellis, Colucci and Gershel, each of which expires on December 31, 1999, unless sooner terminated by the employee's death, disability (in which case Consolidated Cigar may elect to terminate the employment agreement), gross neglect or willful misconduct (in which case Consolidated Cigar may terminate the employment agreement immediately upon written notice), the employee's willful and material failure to perform his contractual obligations or by Consolidated Cigar's material breach of the agreement. After December 31, 1998, Consolidated Cigar may give notice of non-renewal, in which case the term of the agreement will be extended for a period of twelve months following such notice. From and after January 1, 2000, the term will be automatically extended day-by-day until Consolidated Cigar gives notice of non-renewal, in which case the term will be extended for a period of twelve months. In the event of Consolidated Cigar's breach, the employee is entitled to terminate the employment agreement; in that event, base salary, performance bonuses and benefits are to be paid to the employee for the remaining term of the employment agreement or, if longer and if no non-renewal notice has been given by Consolidated Cigar prior to that time, twelve months, offset by any other compensation the employee receives during this period. The employment agreements provide for initial annual base salaries of $275,000 for Mr. DiMeola, $217,500 for each of Messrs. Ellis and Colucci and $247,500 for Mr. Gershel. The employment agreements also provide, subject to approval by stockholders, for annual performance bonus payments, subject to an annual maximum of $1 million, based on achievement by Consolidated Cigar of certain EBITDA targets, which bonus payments shall be made pursuant to the Consolidated Cigar Performance Bonus Plan, as set forth in the employment agreements.

CONSOLIDATED CIGAR PERFORMANCE BONUS PLAN

         Consolidated Cigar has entered into employment agreements with certain employees, including Messrs. Folz, DiMeola, Ellis, Colucci and Gershel, each of which provides, among other things, for payment of performance bonuses (the "Consolidated Cigar Performance Bonus Plan"). The Consolidated Cigar Performance Bonus Plan has been approved by the Company's stockholders. Compensation payable under the Consoli dated Cigar Performance Bonus Plan is intended to qualify as "performance based compensation" under Section 162(m) of the Code. Under the Consolidated Cigar Performance Bonus Plan, the participants are eligible to receive annual performance bonus cash awards based on achievement of EBITDA targets established by the Compensation Committee and set forth in their respective employment agreements with respect to each calendar year. The payments under the Consolidated Cigar Performance Bonus Plan to any one individual during any calendar year may not exceed $2 million for the Chief Executive Officer and $1 million for each of the other participants.

DEFINED BENEFIT PLAN

         Domestic (United States) salaried employees of Consolidated Cigar are eligible to participate in the Consolidated Cigar Domestic Salaried Employees' Defined Benefit Plan, a defined benefit pension plan (the "Plan"), which, effective as of the end of 1995, was merged into a defined benefit pension plan sponsored by a subsidiary of Mafco Consolidated Group. Effective September 30, 1997, Consolidated Cigar's pension assets and liabilities were spun-off to a new Consolidated Cigar plan. The effect of the assumption of the net accrued pension liability was recorded as a reduction of capital of $300,000. The merger and spin-off of the Plan did not change the level of pension benefits provided to Consolidated Cigar employees. Plan benefits are a factor of service (up to a maximum of 33 years) with Consolidated Cigar and "Average Final Compensation" (average monthly compensation during the 60 consecutive months in which compensation was highest in the ten years prior to termination of employment). Compensation includes total wages, overtime, bonuses and 401(k) salary deferrals, and excludes fringe benefits and employer contributions to other deferred compensation plans. Benefits in the Plan are reduced by (i) any annuity purchased under the Gulf Western Consumer Products Salaried Employees Retirement Plan (the "Gulf & Western Plan") as of March 8, 1983 and (ii) the actuarial equivalent of any Consolidated Cigar-provided benefits received under Consoli dated Cigar's 401(k) plan.

         Consolidated Cigar established a benefit restoration plan effective January 1, 1994 (the "BRP") which was designed to restore retirement benefits to those employees whose eligible pension earnings were limited to $150,000 under regulations enacted by the Internal Revenue Service. The BRP is not funded and all other vesting and payment rules follow the Plan. Beginning in 1996, the annual payment under the Plan and BRP, expressed as a straight life annuity, before adjustment for social security beginning at age 65 and before reduction for benefits payable under the Gulf & Western Plan or the Company's 401(k) plan, are as follows:


                                                     YEARS OF SERVICE
                    ---------------------------------------------------------------------------------------

   REMUNERATION           5             10              15             20             25             35
                    ------------   ------------   -------------   ------------  -------------   -----------


        $ 50,000       $ 3,788        $ 7,575        $ 11,363       $ 15,150       $ 18,938       $ 25,000
          75,000         5,681         11,363          17,044         22,725         28,406         37,500
         100,000         7,575         15,150          22,725         30,300         37,875         50,000
         125,000         9,469         18,938          28,406         37,875         47,344         62,500
         150,000        11,363         22,725          34,088         45,450         56,813         75,000
         175,000        13,256         26,513          39,769         53,025         66,281         87,500
         200,000        15,150         30,300          45,450         60,600         75,750        100,000
         225,000        17,044         34,088          51,131         68,175         85,219        112,500
         250,000        18,938         37,875          56,813         75,750         94,688        125,000
         300,000        22,725         45,450          68,175         90,900        113,625        150,000
         400,000        30,300         60,600          90,900        121,200        151,500        200,000
         450,000        34,088         68,175         102,263        136,350        170,438        225,000
         500,000+       37,875         75,750         113,625        151,500        189,375        250,000


         Benefits under the Plan are subject to the maximum limitations imposed by federal law on pension benefits. The annual limitation in 1997 was $125,000 or $10,400 per month, based on a maximum annual compensation of $160,000. The maximum annual remuneration considered for purposes of the BRP was $500,000 in 1997.

         As of December 31, 1997, the credited years of service under the Plan were 14 years for Mr. Folz, 13 years for Mr. DiMeola, nine years for Mr. Ellis, 21 years for Mr. Colucci and 37 years for Mr. Gershel.

COMMON STOCK PERFORMANCE

         The Company's Common Stock commenced trading on the New York Stock Exchange (the "NYSE") on August 16, 1996. The graph set forth below presents a comparison of cumulative stockholder return through December 31, 1997, assuming reinvestment of dividends, by an investor who invested $100 on August 16, 1996 in each of (i) the Class A Common Stock (ii) the Russell 2000 Index and (iii) a self determined peer group.

(1) Shares of Class A Common Stock issuable upon conversion of the Class B Common Stock owned by Mafco Consolidated Group are deemed to be outstanding for purposes of computing the percentage ownership of Class A Common Stock of Mr. Perelman through Mafco Consolidated Group, but are not deemed to be outstanding for the purposes of computing the percentage ownership of Class A Common Stock of any other person shown in the table.

(2) Represents shares of Class A Common Stock issuable upon the conversion of the Class B Common Stock indirectly owned through Mafco Holdings. Mafco Holdings is wholly owned by Mr. Perelman. All of the shares of common stock owned by Mafco Holdings are and shares of intermediate holding companies are, or may from time to time be, pledged to secure obligations.

(3) Reflects the percentage of shares of Class A Common Stock beneficially owned by such person. In each case, such person beneficially owns less than 3% of the outstanding Common Stock and less than 1% of the combined voting power of the outstanding Common Stock.



                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
                       RELATIONSHIP WITH MAFCO HOLDINGS

       As a result of Mafco Holdings' stock ownership, the Company's Board of Directors is, and is expected to continue to be, comprised entirely of designees of Mafco Holdings, which is expected to continue to be, able to direct and control the policies of the Company and its subsidiaries, including with respect to mergers, sales of assets and similar transactions.

       Mafco Holdings is 100% wholly-owned by Ronald O. Perelman. Mafco Holdings is a diversified holding company with interests in several industries. Through its 83% ownership of Revlon, Inc., Mafco Holdings is engaged in the cosmetics and skin care, fragrance and personal care products business. Mafco Holdings also owns 65% of Meridian Sports, a manufacturer and marketer of specialized ski-boats. Through its 64% ownership of the Company, Mafco Holdings is engaged in the manufacture and distribution of cigars and pipe tobacco. Through its 36% ownership of M & F Worldwide (assuming conversion of certain preferred stock), Mafco Holdings is in the business of processing licorice and other flavors. On December 18, 1997, Mafco Holdings entered into an agreement pursuant to which Mafco Holdings will acquire a controlling interest in Panavision Inc., a manufacturer and supplier of film camera systems to the motion picture and television industries. Mafco Holdings is also in the financial services business through its 80% ownership interest in California Federal. On February 4, 1998, Mafco Holdings entered into an agreement with Golden State Bancorp Inc. pursuant to which California Federal and Golden State Bancorp Inc. will merge. The resulting corporation will retain the name California Federal.

       The Company is insured under policies maintained by Mafco Holdings, and the Company reimburses Mafco Holdings for the portion of the cost of such policies attributable to the Company. Management of the Company believes that such cost is lower than would be incurred were such entities to be separately insured. In addition, the Company reimburses Mafco Holdings for the Company's allocable portion of certain costs such as legal, accounting and other professional fees and other services and related expenses.

       In connection with the IPO, the Company granted options to purchase 500,000 shares of Class A Common Stock to Mr. Perelman as compensation for services rendered and to be rendered to the Company by Mr. Perelman. Such options were granted pursuant to the Stock Plan at an exercise price equal to $23.00 per share.

The options do not vest until 2001.

TAX SHARING AGREEMENT

       The Company and Consolidated Cigar have been, for federal income tax purposes, members of an affiliated group of corporations of which Mafco Holdings is the common parent (the "Tax Group") until March 26, 1997. As a result of such affiliation, the Company and Consolidated Cigar have been included in the consolidated federal income tax returns and, to the extent permitted by applicable law, included in combined state or local income tax returns filed on behalf of the Tax Group. Pursuant to a tax sharing agreement among the Company, Consolidated Cigar, and Mafco Consolidated Group and a tax sharing agreement between Mafco Consolidated Group and Mafco Holdings (collectively, the "Tax Sharing Agreements"), the Company had been required to pay to Mafco Consolidated Group with respect to each taxable year an amount equal to the consolidated federal, state and local income taxes that would have been incurred by the Company had it not been included in the consolidated federal and any combined state or local income tax returns filed by the Tax Group. The net amounts paid by Consolidated Cigar, through the Company, during the years ended December 31, 1995 and 1996 were approximately $0.4 million and $9.8 million, respectively and through March 26, 1997 was $4.4 million.

       The Company completed a secondary offering of Class A Common Stock on March 26, 1997, and as a result thereof, the Company is no longer included in the Tax Group's consolidated tax returns and will, instead, file its own tax returns and pay its own taxes on a separate company basis. The Company has net operating losses for the period prior to the acquisition of Consolidated Cigar by Mafco Consolidated Group on March 3, 1993 ("Pre-Acquisition"), which, pursuant to the Tax Sharing Agreements, were not available to the Company to offset taxable income generated in the period after the acquisition of Consolidated Cigar by Mafco Consolidated Group ("Post- Acquisition"). The Pre-Acquisition net operating losses that were previously restricted, pursuant to the Tax Sharing Agreements, are available to the extent that the loss carryforwards are not utilized in a Mafco Holding's consolidated tax return. Since these losses relate to the Pre-Acquisition period, a deferred tax asset would be recorded with a corresponding reduction in goodwill.

       In addition, the Company incurred tax losses in the Post-Acquisition period which the Company utilized under the Tax Sharing Agreements. A portion of these losses may be allocated to the Company pursuant to the Treasury Regulation
Section 1.1502-79 which deals with consolidated returns. This tax attribute would be recorded as a deferred tax asset with a corresponding decrease to capital deficiency.

       Under existing federal income tax regulations, the Company, Consolidated Cigar and Mafco Consolidated Group are severally liable for the consolidated federal income taxes of the Tax Group for any taxable year in which they are a member of the Tax Group. Pursuant to the Tax Sharing Agreements, Mafco Holdings has agreed to indemnify the Company and Consolidated Cigar for any such federal income tax liability.

PROMISSORY NOTE

       In connection with the IPO, the Company issued a promissory note in an original principal amount of $70 million (the "Promissory Note") to Mafco Consolidated Group as a dividend. The Promissory Note is noninterest bearing, unsecured, subordinated to senior indebtedness (as defined in the Promissory
Note) and repayable in whole or in part at any time or from time to time without premium or penalty. The Promissory Note is payable in quarterly installments of $2.5 million beginning March 31, 1997 with the final installment payable on December 31, 2003.

PURCHASE OF LICORICE EXTRACT

       The Company purchases all of the licorice extract used as flavoring and moistening agents in its manufacturing processes from Mafco Worldwide, a subsidiary of M & F Worldwide Corp. During the years ended December 31, 1995, 1996 and 1997, the Company purchased approximately $269,000, $211,000 and $239,000 of licorice extract from Pneumo Abex. During 1997 the Company sold $152,000 of raw materials to Mafco Worldwide. The Company believes that the licorice extract purchased from Pneumo Abex and the raw materials sold thereto were on terms no less favorable to the Company than those obtainable in an arm's length transaction with an independent third party.

SPECIALTY PRODUCTS DIVISION

       The Company's Specialty Products Division assembles lipstick containers for Revlon Products, an 83% owned subsidiary of Mafco Holdings. Revlon Products purchased lipstick containers from the Company for approximately $874,000, $958,000 and $843,000 for the years ended December 31, 1995, 1996 and 1997, respectively. The Company believes that the terms of such arrangements with Revlon Products were no less favorable to the Company than those obtainable in an arm's length transaction with an independent third party.

REGISTRATION RIGHTS AGREEMENT

       Prior to the consummation of the IPO, the Company and Mafco Consolidated Group entered into the Registration Rights Agreement pursuant to which Mafco Consolidated Group and certain transferees of Class B Common Stock held by Mafco Consolidated Group (the "Holders") have the right to require the Company to register (a "Demand Registration") under the Securities Act of 1933, as amended (the "Securities Act"), all or part of the Class A Common Stock issuable upon conversion of the Class B Common Stock owned by such Holders; provided that the Company (i) is not obligated to effect a Demand Registration prior to February 11, 1997, unless Goldman, Sachs & Co. has given its consent and (ii) may postpone giving effect to a Demand Registration for up to a period of 30 days if the Company believes such registration might have a material adverse effect on any plan or proposal by the Company with respect to any financing, acquisition, recapitalization, reorganization or other material transaction, or the Company is in possession of material non-public information that, if publicly disclosed, could result in a material disruption of a major corporate development or transaction then pending or in progress or in other material adverse consequences to the Company. In addition, the

Holders will have the right to participate in registrations by the Company of its Class A Common Stock (a "Piggyback Registration"). The Company will pay any expenses incurred in connection with any Demand Registration or Piggyback Registration, except for underwriting discounts, commissions and certain expenses attributable to the shares of Class A Common Stock sold by such Holders.

                            ADDITIONAL INFORMATION

       The Company will make available a copy of its Annual Report on Form 10-K for the fiscal year ended December 31, 1997 and any Quarterly Reports on Form 10-Q filed thereafter, without charge, upon written request to the Secretary, Consolidated Cigar Holdings Inc., 5900 North Andrews Avenue, Suite 700, Fort Lauderdale, Florida 33309- 2369. Each such request must set forth a good faith representation that, as of the Record Date, March 24, 1998, the person making the request was a beneficial owner of Common Stock entitled to vote.

       In order to ensure timely delivery of such documents prior to the Annual Meeting, any request should be received by the Company promptly.

                             STOCKHOLDER PROPOSALS

         Under the rules and regulations of the SEC as currently in effect, any holder of at least $1,000 in market value of Common Stock who has held such securities for at least one year and who desires to have a proposal presented in the Company's proxy material for use in connection with the Annual Meeting of stockholders to be held in 1999 must transmit that proposal (along with his or her name, address, the number of shares of Common Stock that he or she holds of record or beneficially, the dates upon which the securities were acquired and documentary support for a claim of beneficial ownership) in writing as set forth below. Proposals of stockholders intended to be presented at the next annual meeting must be received by the Secretary, Consolidated Cigar Holdings Inc., 5900 North Andrews Avenue, Suite 700, Fort Lauderdale, Florida 33309-2369, not later than December 1, 1998.